Exhibit 99.1

Teva Reports Full Year 2015 and Fourth Quarter Financial Results

JERUSALEM--(BUSINESS WIRE)--February 11, 2016--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the year and the quarter ended December 31, 2015.

GAAP and non-GAAP earnings include the dilutive impact of the December 2015 equity offerings to finance the Actavis Generics acquisition

	Q4 2015	FY 2015
Revenues	$ 4,881 million	$19,652 million
Non-GAAP EPS	$1.28	$5.42
Non-GAAP EPS adjusted to exclude Dec 15 equity offerings	$1.32	$5.46
GAAP EPS	$0.55	$1.82
  Exchange rate fluctuations reduced 2015 revenues by $1.3 billion but non-GAAP operating income by $163 million, reflecting Teva’s balanced global business model.
  First quarter 2016 revenues expected to be $4.7-$4.9 billion; non-GAAP EPS, adjusted to exclude the impact of the December 2015 equity offerings, is expected to be $1.32-$1.36.

"2015 was a year of exceptional strategic, operational and financial performance for Teva", stated Erez Vigodman, President and CEO of Teva.

"Our strong focus on solidifying the foundation of Teva and improving the fundamentals of our business is manifesting itself in the consistent improvement of our operating and financial results.

Once the company was put on solid footing, we took the offensive and through a series of compelling acquisitions, partnerships and bold strategic moves, we are transforming Teva.

We are building a new company with a solid foundation, significantly enhanced financial profile, excellent generic business, promising specialty franchises and pipeline and diversified net revenues and profit streams. We are positioned to offer top line and bottom line growth and to continue the transformation of our business model, serving hundreds of millions of patients in the world on a daily basis and unlocking significant value for our shareholders."

Vigodman continued, "In 2016, our main focus will be closing and integrating the Actavis Generics, Rimsa and Takeda BV deals, fully capturing first year synergies, and continuing to deliver on the promise in our specialty pipeline through launches, submissions and other important clinical milestones, in conjunction with potential measures we will take to further augment our core therapeutic areas.

Teva is well positioned to become a pharmaceutical company that can truly make a difference in our world."

Full Year 2015 Results

Revenues in 2015 amounted to $19.7 billion, down 3% compared to 2014. Excluding the impact of foreign exchange fluctuations, revenues increased 4%.

Exchange rate differences (net of profits from certain hedging transactions) between 2015 and 2014 decreased our revenues by $1.3 billion, our non-GAAP operating income by $163 million and our GAAP operating income by $95 million.

Non-GAAP gross profit was $12.2 billion in 2015, up 1% compared to 2014. Non-GAAP gross profit margin was 62.2% in 2015, compared to 59.9% in 2014. GAAP gross profit was $11.4 billion in 2015, up 3% compared to 2014. GAAP gross profit margin was 57.8% in 2015, compared to 54.5% in 2014.

Research and Development (R&D) expenditures (excluding equity compensation expenses, purchase of in-process R&D and certain other items) in 2015 amounted to $1.4 billion, up 3% compared to 2014. R&D expenses were 7.3% of revenues, compared to 6.9% in 2014. R&D expenses related to our generic medicines segment amounted to $513 million, compared to $512 million in 2014. In local currency terms, expenses increased 4%. R&D expenses related to our specialty medicines segment amounted to $918 million, compared to $872 million in 2014. In local currency terms, expenses increased 7%.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets, equity compensation expenses and certain other items) amounted to $3.4 billion, or 17.4% of revenues, in 2015, compared to $3.8 billion, or 18.6% of revenues, in 2014. S&M expenses related to our generic medicines segment amounted to $1.3 billion, compared to $1.6 billion in 2014. In local currency terms, S&M expenses related to our generics medicines segment decreased 6%. S&M expenses related to our specialty medicines segment amounted to $1.9 billion, compared to $2.0 billion in 2014. In local currency terms, S&M expenses related to our specialty medicines segment increased 2%.

General and Administrative (G&A) expenditures (excluding equity compensation expenses) amounted to $1.2 billion in 2015, or 6.0% of revenues, compared to $1.2 billion, or 5.8% of revenues, in 2014.

Non-GAAP operating income was $6.2 billion, up 6% compared to 2014. GAAP operating income was $3.4 billion in 2015, a decrease of 15% compared to 2014.

We calculate EBITDA as non-GAAP operating income (which excludes amortization and certain other items) plus depreciation expenses for the period. In 2015, depreciation amounted to $447 million, compared to $452 million in 2014. EBITDA for 2015 amounted to $6.6 billion, up 6% compared to $6.3 billion in 2014.

Non-GAAP financial expenses amounted to $223 million in 2015, compared to $306 million in 2014. GAAP financial expenses for 2015 amounted to $1.0 billion, compared to $313 million in 2014.

Non-GAAP income taxes for 2015 amounted to $1.3 billion on pre-tax non-GAAP income of $6.0 billion, for an annual tax rate of 21%. Non-GAAP income taxes in 2014 were $1.1 billion on pre-tax non-GAAP income of $5.5 billion, for an annual tax rate of 20%. GAAP income taxes for 2015 amounted to $634 million, or 27% on pre-tax income of $2.4 billion. In 2014, income taxes amounted to $591 million, or 16%, on pre-tax income of $3.6 billion.

Non-GAAP net income attributable to Teva was $4.7 billion, up 6% compared to $4.4 billion in 2014. GAAP net income attributable to Teva was $1.6 billion in 2015, compared to $3.1 billion in 2014.

The weighted average outstanding shares for 2015 for the fully diluted earnings per share calculation on a non-GAAP basis was 867 million. Excluding the impact of the December 2015 equity offerings to finance the Actavis Generics acquisition, the weighted average outstanding shares for the fully diluted earnings per share calculation on a non-GAAP basis was 860 million. The weighted average outstanding shares for the fully diluted earnings per share calculation on a GAAP basis was 864 million.

Non-GAAP diluted EPS, excluding the impact of the December 2015 equity offerings, was $5.46, up 6% compared to non-GAAP diluted EPS of $5.14 in 2014. Non-GAAP diluted EPS was $5.42 in 2015. GAAP diluted EPS was $1.82 in 2015, compared to $3.56 in 2014.

Cash flow from operations generated during 2015 amounted to $5.5 billion, compared to $5.1 billion in 2014, up 8%. Free cash flow, excluding net capital expenditures, amounted to $4.9 billion compared to $4.3 billion in 2014, an increase of 15%.

Cash and investments at December 31, 2015 increased to $8.4 billion, compared to $2.0 billion at September 30, 2015 and $2.6 billion at December 31, 2014, mainly due to proceeds from the December 2015 equity offerings to finance the Actavis Generics acquisition.

Shareholders’ equity was $29.9 billion at December 31, 2015, compared to $22.9 billion at September 30, 2015 and $23.4 billion at December 31, 2014

At December 31, 2015, the fully diluted share count for calculating Teva's market capitalization was approximately 991 million.

Non-GAAP information: Net non-GAAP adjustments in 2015 amounted to $3.1 billion. Non-GAAP net income and non-GAAP EPS for the year were adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $838 million, of which $808 million is included in cost of goods sold and the remaining $30 million in selling and marketing expenses;
  Financial expenses of $777 million, mainly reflecting the decline in the price of our Mylan shares during the third quarter of 2015;
  Legal settlements and loss contingencies of $631 million, mainly related to the modafinil settlement;
  Contingent consideration of $399 million, mainly related to the positive trial results of TEV-48125 in both chronic and episodic migraine prevention and to the FDA approval of Bendeka™;
  Impairment of long-lived assets of $361 million;
  Acquisition expenses of $211 million;
  Restructuring expenses of $183 million;
  Equity compensation of $112 million;
  Costs related to regulatory actions taken in facilities of $36 million;
  Purchase of in process R&D and other items of $51 million;
  Related tax benefit of $631 million; and
  Net impairment of equity investment and minority interest changes of $140 million, mainly related to the impairment of our investment in Mesoblast.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Fourth Quarter 2015 Results

Revenues in the fourth quarter of 2015 amounted to $4.9 billion, down 6% compared to the fourth quarter of 2014. Excluding the impact of foreign exchange fluctuations, revenues declined 1%.

Exchange rate differences (net of profits from certain hedging transactions) between the fourth quarter of 2015 and the fourth quarter of 2014 decreased our revenues by $259 million, our non-GAAP operating income by $44 million and our GAAP operating income by $33 million.

Non-GAAP gross profit was $3.1 billion in the fourth quarter of 2015, down 4% from the fourth quarter of 2014. Non-GAAP gross profit margin was 62.6% in the fourth quarter of 2015, compared to 61.3% in the fourth quarter of 2014. GAAP gross profit was $2.8 billion in the fourth quarter of 2015, down 1% compared to the fourth quarter of 2014. GAAP gross profit margin was 58.3% in the quarter, compared to 55.9% in the fourth quarter of 2014.

Research and Development (R&D) expenditures (excluding equity compensation expenses, purchase of in-process R&D and certain other items) in the fourth quarter of 2015 amounted to $395 million, an increase of 14% compared to $347 million in the fourth quarter of 2014. R&D expenses were 8.1% of revenues in the quarter, compared to 6.7% in the fourth quarter of 2014. R&D expenses related to our generic medicines segment amounted to $136 million, compared to $131 million in the fourth quarter of 2014. In local currency terms, expenses increased 6% as a result of additional development activities of complex products for the U.S. market. R&D expenses related to our specialty medicines segment amounted to $263 million, compared to $214 million in the fourth quarter of 2014. In local currency terms, expenses increased 24%, mainly as a result of investments in the assets acquired via the Labrys and Auspex deals and due to a milestone payment which was received in the comparable quarter of 2014.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets, equity compensation expenses and certain other items) amounted to $898 million, or 18.4% of revenues, in the fourth quarter of 2015, compared to $990 million, or 19.2% of revenues, in the fourth quarter of 2014. S&M expenses related to our generic medicines segment amounted to $300 million, a decrease of 22% compared to $383 million in the fourth quarter of 2014. In local currency terms, S&M expenses decreased 12% mainly due to lower royalties related to our sales of budesonide (Pulmicort®) in the United States. S&M expenses related to our specialty medicines segment amounted to $561 million, an increase of 4% compared to $542 million in the fourth quarter of 2014. In local currency terms, S&M expenses increased 7%. The higher expenses related to our specialty medicines were mainly due to launch preparation and support for several new products.

General and Administrative (G&A) expenditures (excluding equity compensation expenses) amounted to $280 million in the fourth quarter of 2015, or 5.7% of revenues, compared to $310 million and 6.0% in the fourth quarter of 2014. In local currency terms, G&A expenses decreased 3%.

Quarterly non-GAAP operating income was $1.5 billion, down 3% compared to the fourth quarter of 2014. Quarterly GAAP operating income was $0.9 billion in the fourth quarter of 2015, a decrease of 1% compared to the fourth quarter of 2014.

We calculate EBITDA as non-GAAP operating income (which excludes amortization and certain other items) plus depreciation expenses for the period. In the fourth quarter of 2015, depreciation amounted to $116 million, compared to $112 million in the fourth quarter of 2014. EBITDA for the fourth quarter of 2015 amounted to $1.6 billion, down 2% compared to the fourth quarter of 2014.

Non-GAAP financial expenses amounted to $68 million in the fourth quarter of 2015, compared to $69 million in the fourth quarter of 2014. GAAP financial expenses for the fourth quarter of 2015 amounted to $70 million, as in the fourth quarter of 2014.

Non-GAAP income taxes for the fourth quarter of 2015 amounted to $289 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 21%. Non-GAAP income taxes in the fourth quarter of 2014 were $308 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%. GAAP income taxes for the fourth quarter of 2015 amounted to $249 million, or 29%, on pre-tax income of $861 million. In the fourth quarter of 2014, income taxes amounted to $186 million, or 21%, on pre-tax income of $0.9 billion.

Non-GAAP net income attributable to Teva was $1.1 billion, down 1% compared to the fourth quarter of 2014. GAAP net income attributable to Teva was $500 million in the fourth quarter of 2015, compared to $687 million in the fourth quarter of 2014.

For the fourth quarter of 2015, the weighted average outstanding shares for the fully diluted earnings per share calculation on a non-GAAP basis was 888 million. Excluding the impact of the December 2015 equity offerings to finance the Actavis Generics acquisition, the weighted average outstanding shares for the fully diluted earnings per share calculation on a non-GAAP basis was 861 million. The weighted average outstanding shares for the fully diluted earnings per share calculation on a GAAP basis was 875 million.

Excluding the impact of the December 2015 equity offerings, non-GAAP diluted EPS was $1.32, compared to $1.33 in the fourth quarter of 2014. Quarterly Non-GAAP diluted EPS was $1.28. GAAP diluted EPS was $0.55 in the fourth quarter of 2015, compared to $0.80 in the fourth quarter of 2014.

Cash flow from operations generated during the fourth quarter of 2015 amounted to $1.6 billion, compared to $1.8 billion in the fourth quarter of 2014, a decrease of 8%. The decrease was mainly due to lower GAAP net income. Free cash flow, excluding net capital expenditures, amounted to $1.4 billion compared to $1.5 billion in the fourth quarter of 2014, a decrease of 8%.

Non-GAAP information: Net non-GAAP adjustments in the fourth quarter of 2015 amounted to $636 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $201 million, of which $194 million is included in cost of goods sold and the remaining $7 million in selling and marketing expenses;
  Legal settlements and loss contingencies of $100 million;
  Contingent consideration of $70 million;
  Restructuring expenses of $62 million;
  Equity compensation of $30 million;
  Impairment of long-lived assets of $28 million;
  Acquisition expenses of $17 million;
  Costs associated with cancellation of R&D projects and other items of $44 million;
  Related tax benefit of $40 million; and
  Net impairment of equity investment of $124 million, mainly related to the impairment of our investment in Mesoblast.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Segment Results for the Fourth Quarter 2015

Generic Medicines Segment

	Three Months Ended December 31,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,257	100.0%	$2,469	100.0%
Gross profit	1,012	44.8%	1,083	43.9%
R&D expenses	136	6.0%	131	5.3%
S&M expenses	300	13.3%	383	15.5%
Segment profit*	$576	25.5%	$569	23.0%
________
* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Generic Medicines Revenues

Generic medicines revenues in the fourth quarter of 2015 amounted to $2.3 billion, a decrease of 9% compared to the fourth quarter of 2014. In local currency terms, revenues decreased 3%.

Generic revenues consisted of:

  U.S. revenues of $1.0 billion, a decrease of 15% compared to the fourth quarter of 2014. The decrease resulted mainly from a decline in sales of omega-3-acid ethyl esters (Lovaza®), budesonide (Pulmicort®) and capecitabine (Xeloda®).
  European revenues of $700 million, a decrease of 8%, but an increase of 2% in local currency terms, compared to the fourth quarter of 2014. The increase in local currency terms resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with increases in France, Switzerland and Germany partially offset by decreases in Spain, the U.K. and Italy. This strategy continues to lead to notable improvements in the profitability of our European generics business.
  ROW revenues of $561 million, an increase of 5%, or 18% in local currency terms, compared to the fourth quarter of 2014. The increase in local currency terms was mainly due to higher revenues in Russia and Latin America, which were partially offset by lower revenues in Canada and Japan.
  API sales to third parties of $202 million (which are included in the revenues by market above), an increase of 13%, compared to the fourth quarter of 2014. The increase is due to higher sales across all regions.

Generic medicines revenues comprised 46% of our total revenues in the quarter, compared to 48% in the fourth quarter of 2014.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the fourth quarter of 2015 amounted to $1.0 billion, a decrease of 7% compared to the fourth quarter of 2014. The lower gross profit was mainly a result of lower sales of budesonide (Pulmicort®) in the United States. In addition, exchange rate movements in our ROW and European markets had a negative impact on our gross profit. This decrease was partially offset by higher gross profit of our API business.

Gross profit margin for our generic medicines segment in the fourth quarter of 2015 increased to 44.8%, from 43.9% in the fourth quarter of 2014.

Generic Medicines Profit

Our generic medicines segment generated profit of $576 million in the fourth quarter of 2015, an increase of 1% compared to the fourth quarter of 2014. Generic medicines profitability as a percentage of generic medicines revenues was 25.5% in the fourth quarter of 2015, up from 23.0% in the fourth quarter of 2014. The increase was primarily due to the reduction in S&M expenses, partially offset by lower gross profit.

Specialty Medicines Segment

	Three Months Ended December 31,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,114	100.0%	$2,243	100.0%
Gross profit	1,855	87.7%	1,956	87.2%
R&D expenses	263	12.4%	214	9.5%
S&M expenses	561	26.5%	542	24.2%
Segment profit*	$1,031	48.8%	$1,200	53.5%
________
* Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Specialty Medicines Revenues

Specialty medicines revenues in the fourth quarter of 2015 amounted to $2.1 billion, down 6% compared to the fourth quarter of 2014. In local currency terms, revenues decreased 3%. U.S. specialty medicines revenues amounted to $1.6 billion, up 1% compared to the fourth quarter of 2014. European specialty medicines revenues amounted to $366 million, a decrease of 18%, or 8% in local currency terms, compared to the fourth quarter of 2014. ROW specialty revenues amounted to $108 million, down 35%, or 21% in local currency terms, compared to the fourth quarter of 2014.

Specialty medicines revenues comprised 44% of our total revenues in the quarter, similar to the fourth quarter of 2014.

The decrease in specialty medicines revenues compared to the fourth quarter of 2014 was primarily due to lower sales of Copaxone® and Azilect®, which were partially offset by higher revenues of our respiratory products.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended December 31, 2015 and 2014:

	Three Months Ended December 31,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions
CNS	$1,274	$1,451	(12%)
Copaxone®	960	1,121	(14%)
Azilect®	80	108	(26%)
Nuvigil®	100	105	(5%)
Respiratory	326	252	29%
ProAir®	148	120	23%
QVAR®	119	77	55%
Oncology	318	335	(5%)
Treanda®	198	226	(12%)
Women's Health	107	115	(7%)
Other Specialty	89	90	(1%)
Total Specialty Medicines	$2,114	$2,243	(6%)

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.0 billion, a decrease of 14% compared to the fourth quarter of 2014.

In the United States, sales of Copaxone® amounted to $760 million, a decrease of 9% compared to the fourth quarter of 2014. The decrease was mainly due to lower sales volume partially offset by favorable pricing fluctuations. At the end of the fourth quarter of 2015, according to December 2015 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 26.5% and 30.0%, respectively. Copaxone® 40 mg/mL accounted for 78% of total Copaxone® prescriptions in the U.S.

Sales of Copaxone® outside the United States amounted to $200 million, a decrease of 30%, or 18% in local currency terms, compared to the fourth quarter of 2014. The decrease in local currency terms was due to smaller tender volumes in Russia as well as lower volumes sold in Europe due to increased competition.

Our global Azilect® revenues amounted to $80 million, a decrease of 26% compared to the fourth quarter of 2014. In local currency terms, sales decreased 25%. Global in-market sales amounted to $129 million, down 9% due to generic competition in Europe, as well as in preparation for the return of marketing rights to Teva from Lundbeck.

Sales of our respiratory products amounted to $326 million, up 29% compared to the fourth quarter of 2014. ProAir® revenues in the quarter amounted to $148 million, up 23% compared to the fourth quarter of 2014, due to volume growth and positive price effects. QVAR® global revenues amounted to $119 million in the fourth quarter of 2015, up 55% compared to the fourth quarter of 2014, due to volume growth and positive price effects.

Sales of our oncology products amounted to $318 million in the fourth quarter of 2015, down 5% from the fourth quarter of 2014. Sales of Treanda® amounted to $198 million, a decrease of 12% compared to the fourth quarter of 2014, which was partially offset by higher sales of our G-CSF products.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $1.9 billion, a decrease of $101 million compared to the fourth quarter of 2014. Gross profit margin for our specialty medicines segment in the fourth quarter of 2015 was 87.7%, compared to 87.2% in the fourth quarter of 2014.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.0 billion in the fourth quarter of 2015, down 14% compared to the fourth quarter of 2014, due to lower gross profit, higher R&D expenses and higher S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 48.8% in the fourth quarter of 2015, down from 53.5% in the fourth quarter of 2014.

The following tables present details of our multiple sclerosis specialty franchise and of our other specialty medicines for the three months ended December 31, 2015 and 2014:

	MS Specialty
	Three months ended December 31,
	2015		2014
	U.S.$ in millions / % of MS Revenues

Revenues	$960	100.0%	$1,121	100.0%
Gross profit	866	90.2%	1,002	89.4%
R&D expenses	32	3.3%	32	2.9%
S&M expenses	121	12.6%	125	11.2%
MS profit	$713	74.3%	$845	75.4%

	Other Specialty
	Three months ended December 31,
	2015		2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,154	100.0%	$1,122	100.0%
Gross profit	989	85.7%	954	85.0%
R&D expenses	231	20.0%	182	16.2%
S&M expenses	440	38.1%	417	37.2%
Other Specialty profit	$318	27.6%	$355	31.6%

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Other Activities

Our OTC revenues related to PGT amounted to $316 million, an increase of 39% compared to $228 million in the fourth quarter of 2014. In local currency terms, revenues increased 54%. The increase in local currency terms was mainly due to higher sales in Latin America. PGT’s in-market sales amounted to $450 million in the fourth quarter of 2015, an increase of 21%, or 40% in local currency terms, compared to the fourth quarter of 2014.

Other revenues amounted to $194 million in the fourth quarter of 2015, mostly from the distribution of third-party products in Israel and Hungary, compared to revenues of $228 million, in the fourth quarter of 2014.

Financial Outlook

Pending the closing of the Actavis Generics acquisition, we are providing revenue and non-GAAP EPS guidance for the first quarter 2016. Full year 2016 guidance will be provided shortly after the Actavis Generics closing.

We continue to work toward satisfying all conditions in order to complete the acquisition by the end of the first quarter of 2016; however, it is possible that closing may be slightly delayed.

  We expect revenues for the first quarter of 2016 to be $4.7-$4.9 billion.
  Non-GAAP EPS is expected to be $1.16-1.20. Excluding the impact of the December 2015 equity offerings, non-GAAP EPS is expected to be $1.32-$1.36.
  Cash flow from operating activities for the first quarter of 2016 is expected to be $1.2-$1.3 billion.

These estimates reflect management`s current expectations for Teva's performance in 2016. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

Dividend

On February 8, 2016, the Board of Directors declared a cash dividend of $0.34 for the fourth quarter of 2015. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of February 11, 2016.

The record date will be February 29, 2016, and the payment date will be March 14, 2016. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, February 11, 2016, at 8:00 a.m. ET to discuss fourth quarter and full year 2015 results and the overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-926-5708; Canada 1-866-925-0823 or International +44(0) 1452-560304; passcode: 23023582. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until March 12, 2016, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452-550000; passcode: 23023582.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisition of Allergan’s generics business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC"). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income
(U.S. dollars in millions, except share and per share data)

		Three months ended		Year ended
		December 31,		December 31,
		2015	2014	2015	2014
		Unaudited	Unaudited	Audited	Audited
Net revenues		4,881	5,168	19,652	20,272
Cost of sales		2,034	2,279	8,296	9,216
Gross profit		2,847	2,889	11,356	11,056
Research and development expenses		446	379	1,525	1,488
Selling and marketing expenses		916	1,006	3,478	3,861
General and administrative expenses		291	320	1,239	1,217
Impairments, restructuring and others		163	286	1,131	650
Legal settlements and loss contingencies		100	(44)	631	(111)
Operating income		931	942	3,352	3,951
Financial expenses – net		70	70	1,000	313
Income before income taxes		861	872	2,352	3,638
Income taxes		249	186	634	591
Share in (income) losses of associated companies – net		114	(8)	121	5
Net income		498	694	1,597	3,042
Net income (loss) attributable to non-controlling interests		(2)	7	9	(13)
Net income attributable to Teva		500	687	1,588	3,055
Accrued dividends on preferred shares		15	-	15	-
Net income attributable to ordinary shareholders		485	687	1,573	3,055

Earnings per share attributable to ordinary shareholders:	Basic ($)	0.56	0.80	1.84	3.58
	Diluted ($)	0.55	0.80	1.82	3.56
Weighted average number of shares (in millions):	Basic	866	854	855	853
	Diluted	875	861	864	858

Non-GAAP net income attributable to ordinary shareholders:*		1,121	1,144	4,681	4,413

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.29	1.34	5.48	5.17
	Diluted ($)**	1.28	1.33	5.42	5.14

Weighted average number of shares (in millions):	Basic	866	854	855	853
	Diluted	888	861	867	858

Non-GAAP earnings per share adjusted to exclude Dec 15 equity offerings	Diluted ($)	1.32	1.33	5.46	5.14

Weighted average number of shares adjusted to exclude Dec 15 equity offerings (in millions)	Diluted	861	861	860	858

* See reconciliation attached.
** For the calculation of the 2015 diluted non-GAAP earnings per share attributable to ordinary shareholders, $15 million were added back to the Non-GAAP net income attributable to ordinary shareholders since they had a dilutive effect.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Audited)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	6,946	2,226
Accounts receivable	5,350	5,408
Inventories	3,966	4,371
Deferred income taxes	735	993
Other current assets	1,401	1,398
Total current assets	18,398	14,396
Other non-current assets	2,616	1,569
Property, plant and equipment, net	6,544	6,535
Identifiable intangible assets, net	7,675	5,512
Goodwill	19,025	18,408
Total assets	54,258	46,420

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,585	1,761
Sales reserves and allowances	6,601	5,849
Accounts payable and accruals	3,594	3,171
Other current liabilities	1,225	1,508
Total current liabilities	13,005	12,289
Long-term liabilities:
Deferred income taxes	1,748	1,101
Other taxes and long-term liabilities	1,195	1,109
Senior notes and loans	8,383	8,566
Total long-term liabilities	11,326	10,776
Equity:
Teva shareholders’ equity:	29,769	23,313
Non-controlling interests	158	42
Total equity	29,927	23,355
Total liabilities and equity	54,258	46,420

Condensed Consolidated Cash Flow
(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income	498	694	1,597	3,042
Net change in operating assets and liabilities	264	507	967	290
Items not involving cash flow	853	551	2,978	1,795
Net cash provided by operating activities	1,615	1,752	5,542	5,127

Net cash used in investing activities	(293)	(347)	(5,565)	(1,450)

Net cash provided by (used in) financing activities	4,715	(593)	4,805	(2,375)

Translation adjustment on cash and cash equivalents	(19)	(59)	(62)	(114)

Net change in cash and cash equivalents	6,018	753	4,720	1,188

Balance of cash and cash equivalents at beginning of period	928	1,473	2,226	1,038

Balance of cash and cash equivalents at end of period	6,946	2,226	6,946	2,226

Non GAAP reconciliation items
(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Audited	Audited
Amortization of purchased intangible assets	201	253	838	1,036
Legal settlements and loss contingencies	100	(44)	631	(111)
Contingent consideration	70	6	399	(20)
Restructuring expenses	62	80	183	246
Equity compensation	30	24	112	78
Impairment of long-lived assets	28	179	361	387
Other expenses	23	21	16	76
Acquisition expenses	17	2	211	13
Costs associated with cancellation of R&D projects	14	27	14	79
Costs related to regulatory actions taken in facilities	8	30	36	75
Purchase of research and development in process	(3)	-	21	-
Financial expense	2	1	777	7
Corresponding tax effect	(40)	(122)	(631)	(508)
Impairment of equity investment─net	124	-	124	-
Minority interest changes	-	-	16	-

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Year ended December 31, 2015				Year ended December 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	11,356	859	12,215	62%	11,056	1,093	12,149	60%
	Operating income (1)(2)	3,352	2,822	6,174	31%	3,951	1,859	5,810	29%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	1,573	3,108	4,696	24%	3,055	1,358	4,413	22%
	Earnings per share attributable to ordinary shareholders - diluted (5)	1.82	3.60	5.42		3.56	1.58	5.14

(1)	Amortization of purchased intangible assets		808				1,000
	Costs related to regulatory actions taken in facilities		36				75
	Equity compensation		13				6
	Other COGS related adjustments		2				12
	Gross profit adjustments		859				1,093

(2)	Impairment of long-lived assets		361				387
	Restructuring expenses		183				246
	Legal settlements and loss contingencies		631				(111)
	Contingent consideration		399				(20)
	Acquisition expenses		211				13
	Equity compensation		99				72
	Amortization of purchased intangible assets		30				36
	Other operating related expenses		49				143
			1,963				766
	Operating income adjustments		2,822				1,859

(3)	Financial expense		777				7
	Tax effect		(631)				(508)
	Impairment of equity investment─net		124				-
	Changes in minority interest		16				-
	Net income adjustments		3,108				1,358

(4)	Non-GAAP net income attributable to ordinary shareholders for the year ended December 31, 2015 includes an add back of $15 million accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 867 and 858 million for the years ended December 31, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

*	Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three months ended December 31, 2015				Three months ended December 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,847	207	3,054	63%	2,889	278	3,167	61%
	Operating income (1)(2)	931	550	1,481	30%	942	578	1,520	29%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	485	636	1,136	23%	687	457	1,144	22%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.55	0.73	1.28		0.80	0.53	1.33

(1)	Amortization of purchased intangible assets		194				244
	Costs related to regulatory actions taken in facilities		8				30
	Equity compensation		5				2
	Other COGS related adjustments		-				2
	Gross profit adjustments		207				278

(2)	Impairment of long-lived assets		28				179
	Restructuring expenses		62				80
	Legal settlements and loss contingencies		100				(44)
	Contingent consideration		70				6
	Acquisition expenses		17				2
	Equity compensation		25				22
	Amortization of purchased intangible assets		7				9
	Other operating related expenses		34				46
			343				300
	Operating profit adjustments		550				578
(3)	Finance expense		2				1
	Tax effect		(40)				(122)
	Impairment of equity investment─net		124				-
	Net income adjustments		636				457

(4)	Non-GAAP net income attributable to ordinary shareholders for the three months ended December 31, 2015 includes an add back of $15 million accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 888 and 861 million for the three months ended December 31, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

*	Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Segment Information

	Generic Medicines
	Three months ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	2,257	100.0%	2,469	100.0%	(9%)
Gross Profit	1,012	44.8%	1,083	43.9%	(7%)
R&D Expenses	136	6.0%	131	5.3%	4%
S&M Expenses	300	13.3%	383	15.5%	(22%)
Segment Profit*	576	25.5%	569	23.0%	1%

	Specialty Medicines
	Three months ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	2,114	100.0%	2,243	100.0%	(6%)
Gross Profit	1,855	87.7%	1,956	87.2%	(5%)
R&D Expenses	263	12.4%	214	9.5%	23%
S&M Expenses	561	26.5%	542	24.2%	4%
Segment Profit*	1,031	48.8%	1,200	53.5%	(14%)

* Segment profit consists of gross profit, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to Teva's equity compensation are excluded from its segment results. The data presented has been conformed to reflect the exclusion of equity compensation expenses for all periods.

Segment Information

	Generic Medicines
	Year ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	9,546	100.0%	9,814	100.0%	(3%)
Gross Profit	4,499	47.1%	4,253	43.3%	6%
R&D Expenses	513	5.4%	512	5.2%	§
S&M Expenses	1,304	13.6%	1,575	16.0%	(17%)
Segment Profit*	2,682	28.1%	2,166	22.1%	24%

	Specialty Medicines
	Year ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	8,338	100.0%	8,560	100.0%	(3%)
Gross Profit	7,200	86.3%	7,457	87.1%	(3%)
R&D Expenses	918	11.0%	872	10.2%	5%
S&M Expenses	1,921	23.0%	1,990	23.2%	(3%)
Segment Profit*	4,361	52.3%	4,595	53.7%	(5%)

* Segment profit consists of gross profit, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2015, expenses related to Teva's equity compensation are excluded from its segment results. The data presented has been conformed to reflect the exclusion of equity compensation expenses for all periods.
§ Less than 0.5%.

Additional information

	MS Specialty
	Three months ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Unaudited, U.S.$ in millions / % of MS Specialty Revenues

Revenues	960	100.0%	1,121	100.0%	(14%)
Gross profit	866	90.2%	1,002	89.4%	(14%)
R&D expenses	32	3.3%	32	2.9%	§
S&M expenses	121	12.6%	125	11.2%	(3%)
MS profit	713	74.3%	845	75.4%	(16%)

	Other Specialty
	Three months ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Unaudited, U.S.$ in millions / % of Specialty Revenues

Revenues	1,154	100.0%	1,122	100.0%	3%
Gross profit	989	85.7%	954	85.0%	4%
R&D expenses	231	20.0%	182	16.2%	27%
S&M expenses	440	38.1%	417	37.2%	6%
Other Specialty profit	318	27.6%	355	31.6%	(10%)

§ Less than 0.5%.

* Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Additional information

	MS Specialty
	Year ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Audited, U.S.$ in millions / % of MS Specialty Revenues

Revenues	4,023	100.0%	4,237	100.0%	(5%)
Gross profit	3,618	89.9%	3,794	89.5%	(5%)
R&D expenses	101	2.5%	97	2.3%	4%
S&M expenses	432	10.7%	514	12.1%	(16%)
MS profit	3,085	76.7%	3,183	75.1%	(3%)

	Other Specialty
	Year ended December 31,				Percentage Change
	2015		2014		2015 - 2014
	Audited, U.S.$ in millions / % of Specialty Revenues

Revenues	4,315	100.0%	4,323	100.0%	§
Gross profit	3,582	83.0%	3,663	84.7%	(2%)
R&D expenses	817	18.9%	775	17.9%	5%
S&M expenses	1,489	34.5%	1,476	34.1%	1%
Other Specialty profit	1,276	29.6%	1,412	32.7%	(10%)

§ Less than 0.5%.

* Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation of our segment profit
to consolidated income before income taxes

	Three months ended December 31,
	2015	2014
	Unaudited, U.S.$ in millions
Generic medicine profit	576	569
Specialty medicine profit	1,031	1,200
Total segment profit	1,607	1,769
Profit of other activities	154	61
Total profit	1,761	1,830
Amounts not allocated to segments:
Amortization	201	253
General and administrative expenses	291	320
Impairments, restructuring and others	163	286
Legal settlements and loss contingencies	100	(44)
Other unallocated amounts	75	73

Consolidated operating income	931	942
Financial expenses - net	70	70
Consolidated income before income taxes	861	872

Reconciliation of our segment profit
to consolidated income before income taxes

	Year ended December 31,
	2015	2014
	Audited, U.S.$ in millions
Generic medicines profit	2,682	2,166
Specialty medicines profit	4,361	4,595
Total segment profit	7,043	6,761
Profit of other activities	318	226
Total profit	7,361	6,987
Amounts not allocated to segments:
Amortization	838	1,036
General and administrative expenses	1,239	1,217
Impairments, restructuring and others	1,131	650
Legal settlements and loss contingencies	631	(111)
Other unallocated amounts	170	244

Consolidated operating income	3,352	3,951
Financial expenses - net	1,000	313
Consolidated income before income taxes	2,352	3,638

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended December 31,		Percentage Change	Percentage Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	996	1,178	(15%)	(15%)
Europe*	700	759	(8%)	2%
Rest of the World	561	532	5%	18%
Total Generic Medicines	2,257	2,469	(9%)	(3%)
Specialty Medicines
United States	1,640	1,628	1%	1%
Europe*	366	448	(18%)	(8%)
Rest of the World	108	167	(35%)	(21%)
Total Specialty Medicines	2,114	2,243	(6%)	(3%)
Other Revenues
United States	6	2	200%	200%
Europe*	158	180	(12%)	§
Rest of the World	346	274	26%	35%
Total Other Revenues	510	456	12%	22%
Total Revenues	4,881	5,168	(6%)	(1%)

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

Revenues by Activity and Geographical Area
(Audited)
	Year Ended December 31,		Percentage Change	Percentage Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$ 4,793	$ 4,418	8%	8%
Europe*	2,706	3,148	(14%)	(1%)
Rest of the World	2,047	2,248	(9%)	6%
Total Generic Medicines	9,546	9,814	(3%)	5%
Specialty Medicines
United States	6,442	6,110	5%	5%
Europe*	1,518	1,898	(20%)	(5%)
Rest of the World	378	552	(32%)	(16%)
Total Specialty	8,338	8,560	(3%)	2%
Other Revenues
United States	14	106	(87%)	(87%)
Europe*	666	777	(14%)	2%
Rest of the World	1,088	1,015	7%	18%
Total Other Revenues	1,768	1,898	(7%)	5%
Total Revenues	$ 19,652	$ 20,272	(3%)	4%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Product line
(Unaudited)

	Three Months Ended December 31,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$2,257	$2,469	(9%)
API	202	178	13%
Specialty Medicines	2,114	2,243	(6%)
CNS	1,274	1,451	(12%)
Copaxone®	960	1,121	(14%)
Azilect®	80	108	(26%)
Nuvigil®	100	105	(5%)
Respiratory	326	252	29%
ProAir®	148	120	23%
Qvar®	119	77	55%
Oncology	318	335	(5%)
Treanda®	198	226	(12%)
Women's Health	107	115	(7%)
Other Specialty	89	90	(1%)
All Others	510	456	12%
OTC	316	228	39%
Other Revenues	194	228	(15%)
Total	$4,881	$5,168	(6%)

Revenues by Product line
(Audited)

	Year Ended December 31,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$9,546	$9,814	(3%)
API	748	724	3%
Specialty Medicines	8,338	8,560	(3%)
CNS	5,213	5,575	(6%)
Copaxone®	4,023	4,237	(5%)
Azilect®	384	428	(10%)
Nuvigil®	373	388	(4%)
Respiratory	1,129	957	18%
ProAir®	549	478	15%
Qvar®	392	286	37%
Oncology	1,201	1,180	2%
Treanda®	741	767	(3%)
Women's Health	461	504	(9%)
Other Specialty	334	344	(3%)
All Others	1,768	1,898	(7%)
OTC	994	996	§
Other Revenues	774	902	(14%)
Total	$19,652	$20,272	(3%)

§ Less than 0.5%.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR Contacts:
Kevin C. Mannix, United States, 215-591-8912
Ran Meir, United States, 215-591-3033
Tomer Amitai, Israel, 972-3-926-7656
or
PR Contact:
Iris Beck Codner, Israel, 972-3-926-7246
Denise Bradley, United States, 215-591-8974